EXHIBIT 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (C)

In millions except per share amounts	2010	2009	2008
Earnings (loss) from continuing operations	$644	$663	$(1,269)
Discontinued operations	0	0	(13)
Net earnings (loss)	644	663	(1,282)
Effect of dilutive securities (a)	0	0	0
Net earnings (loss) – assuming dilution	$644	$663	$(1,282)
Average common shares outstanding	429.8	425.3	421.0
Effect of dilutive securities (a)
Restricted performance share plan	4.4	2.7	0
Stock options (b)	0	0	0
Average common shares outstanding – assuming dilution	434.2	428.0	421.0
Earnings (loss) per common share from continuing operations	$1.50	$1.56	$(3.02)
Discontinued operations	0	0	(0.03)
Net earnings (loss) per common share	$1.50	$1.56	$(3.05)
Earnings (loss) per common share from continuing operations – assuming dilution	$1.48	$1.55	$(3.02)
Discontinued operations	0	0	(0.03)
Net earnings (loss) per common share – assuming dilution	$1.48	$1.55	$(3.05)

(a)	Securities are not included in the table in periods when antidilutive.
(b)

Options to purchase 18.2 million, 22.1 million and 25.1 million shares for the years ended December 31, 2010, 2009 and 2008, respectively, were not included in the computation of diluted common shares outstanding because their exercise price exceeded the average market price of the Company’s common stock for each respective reporting date.

(c)	Attributable to International Paper Company common shareholders.